UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 23, 2026, titled “GeoPark Announces First Quarter 2026 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2026 OPERATIONAL UPDATE

DISCIPLINED EXECUTION SUPPORTS SOLID CORE ASSET PERFORMANCE

DRILLING STARTS IN VACA MUERTA SUPPORTING NEXT PHASE OF GROWTH

Bogota, Colombia – April 23, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended March 31, 2026 (“1Q2026”).

GeoPark delivered a solid operational start to 2026, with production from its continuing operations in Colombia and Argentina increasing versus 4Q2025 and performing above plan, confirming the inflection point achieved in 2025. In Colombia, successful waterflooding performance in the Llanos 34 Block, solid base production in the CPO-5 Block despite temporary blockades, and appraisal activity in the Llanos 123 Block supported the quarter. In Argentina, the Company initiated drilling activities in the Loma Jarillosa Este Block and continued advancing key infrastructure upgrades.

Oil and Gas Production and Operations

•	1Q2026 consolidated average oil and gas production of 27,249 boepd

•	Excluding the Ecuador and Brazil assets divested after 4Q2025, production from Colombia and Argentina increased 1% versus 4Q2025 and was above plan, reinforcing the production inflection achieved in 2025

•	9 rigs in operation (4 drilling and 5 workover)

•	4 wells drilled and completed in 1Q2026 in Llanos 34 (GeoPark operated, 45% WI) and Llanos 123 Blocks (GeoPark operated, 50% WI)

•	Strong Health & Safety and Process Safety performance, with zero LTI, TRI, TIER 1, and MVCs[1]

Llanos 34 Block: Secondary Recovery and Development Activity Support Base Production

•	1Q2026 average production of 15,734 boepd net (34,964 boepd gross), 2.5% lower than 4Q2025, reflecting natural decline, temporary operational disruptions, and a delay in the drilling and workover campaign, partially offset by strong secondary recovery performance

•	Workover campaign resumed in March and is expected to be accelerated for the remainder of 2026

•	Waterflooding projects continued to deliver strong results in 1Q2026, contributing 6,535 boepd gross, or 18.7% of total production in the block

•	Polymer flooding project continued to advance according to plan, with injection starting in December 2025 in two patterns and additional patterns coming up in 2026

CPO-5 Block: Production Above Plan but Impacted by Temporary Blockades

•	1Q2026 average production of 6,109 boepd net (20,363 boepd gross), 7.7% lower than 4Q2025, mainly impacted by temporary blockades affecting operations during February. Blockades have since been resolved. Despite these disruptions, 1Q2026 production came in 16% above plan

•	Development and exploration drilling activity will start at the end of April. GeoPark continues working with the operator to advance upcoming activity and mitigate the impact of temporary operational disruptions

Argentina: Loma Jarillosa Este Advances Drilling and Infrastructure Upgrades

•	1Q2026 average production of 1,430 boepd gross, driven by Loma Jarillosa Este (GeoPark operated, 100% WI)

•	Initiated drilling of the remaining 3 of 5 lateral sections of Pad-1030, which had been partially drilled by the previous operator. The first two wells reached their respective target depths on April 1, 2026, and April 15, 2026

1 LTI = lost time injuries; TRI = total recordable injuries; Tier 1 = Tier 1 process safety events; MVCs = motor vehicle crashes.

•	Executed a second artificial lift installation campaign in 3 wells, reducing total shut-in time by 10 days versus the previous intervention

•	Initiated construction of the first stage of the expansion of the Loma Jarillosa Este gathering station to 10,000 bopd capacity from 6,000 bopd, as well as adding water disposal and gas treatment facilities

•	Public hearing for the Loma Jarillosa Este environmental Impact Assessment (EIA) successfully held on April 15, 2026

Llanos 123 Block: Base production and Bisbita waterflooding drive production growth

•	1Q2026 average production of 3,118 boepd net (6,236 boepd gross), 13% higher than 4Q2025 mainly driven by positive base production performance and the Bisbita waterflooding project results

•	Bisbita Norte-1ST1 development well reached total depth in March 2026 and is currently under evaluation

•	Bisbita Sur-1ST2 development well is currently awaiting testing

Putumayo: Platanillo Continues Producing in Current Price Environment

•	1Q2026 average production of 859 boepd in the Platanillo Block[2] (GeoPark operated, 100% WI), supported by the current price environment and operational efficiencies

•	GeoPark continues producing in the field while preserving flexibility for future capital allocation decisions

Upcoming Catalysts 2Q2026

•	Drilling 5 gross wells in 2Q2026 in Colombia and fracking 5 wells in Argentina, targeting conventional, unconventional, development, appraisal and exploration projects

•	Key projects include:

-	Llanos 34 Block: Drilling 2 infill wells in the Jacana area and 1 horizontal well in the Tigana field

-	CPO-5 Block: Drilling 1 development well in the CPH field, close to the Jacana Field

-	Argentina: Fracking of a 5-well pad. Additionally, drilling 1 water disposal well and 1 monitoring well, while finalizing the tender process for a dedicated drilling rig for factory mode execution

-	Llanos 123 Block: Drilling 1-2 development wells in the Toritos Field

-	Llanos 86 Block (GeoPark operated, 50% WI): Drilling 1 exploration well

Other – Market Conditions

Unusually volatile market conditions prevailed in 1Q2026, including material movements in Brent, regional differentials, and specific disruptions in Ecuador.

Brent averaged $77.9/bbl in the quarter. Prices were in the low $60s/bbl in January, rising into the low $70s/bbl by late February before accelerating sharply in March amid escalating geopolitical tensions.

In line with the above, Vasconia differentials widened to approximately -$9.0/bbl at the weakest point of the quarter before recovering and stabilizing at -$1.0/bbl in March, averaging -$6.0/bbl in 1Q2026 versus -$3.0/bbl in 4Q2025. Medanito and Oriente followed a similar trajectory, with early-quarter weakness followed by material recovery.

In aggregate, GeoPark’s combined realized price was $60.4/bbl in 1Q2026, versus $54.8/bbl in 4Q2025, reflecting stronger Brent prices and the recovery in differentials toward quarter-end, despite a $7.0/bbl impact from hedges and earn-outs.

Additional detail on pricing, differentials, hedges and others will be provided in GeoPark’s 1Q2026 results release and accompanying Supplementary Information.

2 GeoPark Colombia S.A.S. holds 100% ownership of Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block.

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2026, as compared to 1Q2025:

	1Q2026			1Q2025
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	25,819	25,819	-	27,610	-6%
Argentina	1,430	1,322	649	-	+100%
Ecuador	-	-	-	1,466	-100%
Total	27,249	27,141	649	29,076	-5%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,157 bopd in 1Q2026. No royalties were paid in kind in Ecuador, Chile or Brazil.

Quarterly Production

(boepd)	1Q2026	4Q2025	3Q2025	2Q2025	1Q2024
Colombia	25,819	25,629	26,208	25,868	27,610
Ecuador	-	650	926	1,281	1,466
Brazil	-	837	1,002	231	-
Argentina	1,430	1,234	-	-	-
Total[a]	27,249	28,351	28,136	27,380	29,075
Oil	27,141	27,431	27,149	27,151	28,971
Gas	649	921	987	228	104

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Reporting Date for 1Q2026 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2026 results on Wednesday, May 6, 2026, after market close.

GeoPark management will host a conference call on May 7, 2026, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2026 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/357739077

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 646-307-1963

Global Dial-In Numbers:

https://registrations.events/directory/international/itfs.html

Passcode: 8385569

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition transaction and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 23, 2026